REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Scout Funds:

We have examined management’s assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the “Trust”), comprising the Scout TrendStar Small Cap Fund , Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund — Federal Portfolio, Scout Money Market Fund — Prime Portfolio, and Scout Tax — Free Money Market Fund (each a “Fund” and collectively, the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of April 30, 2010. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2010, and with respect to agreement of security purchases and sales, for the period from February 26, 2010 (the date of our last examination) through April 30, 2010:

•	Confirmation of all securities held in book entry form by The Depository Trust Company, Federal Reserve Bank of Kansas City, and Citibank Global Transaction Services;

•	Reconciliation of all such securities to the books and records of each of the Funds and the Custodian (UMB Bank, n.a., an affiliated entity); and

•	Agreement of 10 security purchases and 10 security sales since the date of our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2010 with respect to securities reflected in the investment accounts of each of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, Wisconsin
June 30, 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody
of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination completed:
811-09813	April 30, 2010
2. State Identification Number:
AL 25681, 25683, 25684, 25685, 25686, 25688, 25689, 35407, 37052, 39491	AK 60038241, 60038238, 60038239, 60038240, 60038242, 60038243, 60038244, 60057698, 60059672, 60063720	AZ 8465, 40607, 40470, 40472, 40473, 40474, 40475, 45014, 47603, 47604, 47605, 49019, 54306	AR 60000111, 60004611, 60004615, 60004614, 60004612, 60005141, 60008576, 60018755, 60020406, 60022913	CA *	CO IC 2000-18-580
CT 214195, 214191, 214194, 214196, 214193, 214197, 1032086, 1040956, 1047528, 1055833	DE 8681, 8680, 5513, 5514, 8682, 8683, 8684, 47516, 49264, 51752	DC 60012563, 60012558, 60012559, 60012560, 60012565, 60012568, 60012570, 60027597, 60031420, 60030021, 60030022, 60030023, 60036359	FL *	GA SC-MF-040734	HI *
ID 48844, 48841, 48842, 48843, 48845, 48846, 48847, 60173, 61844, 64313	IL 60000033	IN 00-0346IC	IA I-26193, I-19076, I-26312, I-26311, I-19089, I-19077, I-29840, I-64026, I-67735, I-66387, I-66388, I-66389, I-72656	KS 87S0001009, 83S0000725, 83S0000723, 98S0001427, 83S0000724, 86S0000282, 94S0000015, 2007S0000355, 2008S0000572, 2009S0001362	KY M 34790, 60015560
LA 129569, 127249	ME MFN200609, MFN207986, MFN207987, MFN207988, MFN207989, MFN208001, MFN208013, MFN10013078, MFN10017287, MFN10015798, MFN10015799, MFN10015800, MFN10023160	MD SM19980021, SM19980019, SM19980023, SM19980022, SM19980017, SM19980024, SM19980018, SM20062312, SM20072895, SM20071573, SM20071574, SM20071575, SM20091301	MA 04045837, 04045834, 04045839, 04045840, 04045841, 04045843, 04045844	MI 935635, 935637, 935638, 935639, 935640, 935641, 935642, 948659, 951124, 951125, 951126, 952471, 957465	MN R-42778.1
MS 60028988, 60028993, 60028990, 60028995, 60028992, 60028991, 60028989, 60042315, 60046077, 60044702, 60044703, 60044704, 60051164	MO 2000-00609, Q-MT-1289, Q-MT-1282, Q-MT-1290, Q-MT-1298, 1993-00673, 2007-02346, R2009-1,041	MT 28405, 9201, 9203, 9202, 9204, 33721, 28321, 58150, 61652, 60404, 60405, 60406, 66251	NE 22604, 11060, 22646, 11062, 11064, 11066, 25994, 66713, 70501, 69175, 69176, 69177, 75675	NV *	NH *

NJ MF-0645, MF-5390	NM 6819, 14071, 14070, 14068, 14067, 14066, 14065, 23838, 27482, 26164, 26166, 26165, 32459	NY S 27 53 23, S 27 53 22, S 28 88 54, S 27 53 20, S 27 53 17, S 27 53 19, S 27 53 21, S 31 66 37, S 32 02 39, S 32 49 66	NC 14485	ND U560, U557, U558, U559, U561, U562, U563, AV916, AZ959, AY435, AY436, AY437, BE516	OH 72604, 71042
OK SE-2191382, SE-2185997, SE-2191380, SE-2183899, SE-2191381, SE-2177306, SE-2191379, SE-2177308, SE-2183900, SE-2191378, SE-2191377, SE-2177307, SE-2195592	OR 2001-1464, 2001-1463, 2001-1465, 2001-1467, 2001-1468, 2006-1679, 2007-1913, 2001-1466, 2009-871	PA 2000-03-120MF	RI *	SC MF 14035, MF 11225, MF 11226, MF 11227, MF 11218, MF 11219, MF 11220, MF 16660, MF 17274, MF 17999	SD 9889, 10195, 10198, 10199, 10196, 10197, 10597, 37884, 41977, 40423, 40424, 40425, 46218
TN RM09-2133, M09-1932	TX C 39434, C 39435, C 39436, C 39437, C 39438, C 39439, C 42953, C 81352, C 85436, C 83848, C 83849, C 83850, C 90824	UT 006-6364-13, 007-0333-68	VT 1/16/98-23, 1/16/98-21, 1/16/98-19, 1/16/98-18, 1/16/98-22, 1/16/98-24, 1/16/98-25, 10/17/06-02, 11/06/07-27, 6/19/07-02, 6/19/07-03, 6/19/07-04, 6/12/09-01	VA 118050	WA 60019806, 60019819, 60019820, 60019821, 60019807, 60019805, 60019803, 60043000, 60046878, 60045394, 60045395, 60045396, 60052002
WV MF-24145, MF-24125, MF-24126, MF-24127, MF-24121, MF-24122, MF-24123, MF-56705, MF-60744, MF-59314, MF-59315, MF-59316, MF-66075	WI 341392-03, 341390-03, 341389-03, 341388-03, 341393-03, 341395-03, 341394-03, 508542-03, 524319-03, 560787-03	WY 21645	PUERTO RICO S-19806, S-29875, S-31750, S-34013, S-37583, S-37586

Other (specify):
   *  Indicates Fund is registered in state but state does not issue identification numbers
Securities in the Scout Funds Combined Prospectus included on one Notice Filing (Stock Fund, Mid Cap Fund, Small Cap Fund, TrendStar Small Cap Fund, International Fund, International Discovery Fund, Bond Fund, Money Market Fund – Federal Portfolio, Money Market Fund – Prime Portfolio, and Tax-Free Money Market Fund)

3. Exact name of investment company as specified in registration statement: Scout Funds
4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Milwaukee, WI 53233

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout TrendStar Small Cap Fund, Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund - Federal Portfolio, Scout Money Market Fund - Prime Portfolio, and Scout Tax - Free Money Market Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2010, and from February 26, 2010 through April 30, 2010.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2010, and from February 26, 2010 through April 30, 2010, with respect to securities reflected in the investment accounts of each of the Funds.

Scout Funds
By:

Warren Green, Treasurer and Chief Financial Officer

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July 23, 2010

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202

In connection with your examination of management's assertion included in the Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 regarding compliance of Scout Funds (the "Trust"), comprising the Scout TrendStar Small Cap Fund, Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund - Federal Portfolio, Scout Money Market Fund - Prime Portfolio, and Scout Tax - Free Money Market Fund (each a "Fund" and collectively, the "Funds"), with certain requirements of the Investment Company Act of 1940 (the "Act"), and that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Act as of April 30, 2010, and during the period from February 26, 2010 through April 30, 2010, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination:

1.
We are responsible for establishing and maintaining effective internal controls for the Trust over the custody, segregation and safekeeping functions with respect to securities in the investment accounts of each of the Funds.

2.
We have evaluated the adequacy of the Trust's internal controls and have concluded that the Trust maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the custody, segregation and safekeeping functions with respect to securities in the investment accounts of each of the Funds, based on the requirements subsections (b) and (c) of Rule 17f-2 of the Act.

3.	We have made available to you all records and documentation related to compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act.

4.	There have been no:

a.
Fraud or possible irregularities involving management or employees who have significant roles in internal control that could have an effect on the assertion regarding our assessment of the effectiveness of the Trust's internal controls as of April 30, 2010.

b.
Communications from regulatory agencies concerning noncompliance with, or deficiencies in compliance with, the applicable laws and regulations pertaining to the requirements of subsections (b) and (c) of Rule 17f-2 of the Act, including communications received between February 26, 2010 and the date of this letter. Further, we have advised you of any regulatory examination in progress or completed for which reports have not yet been issued.

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5.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Funds received in communications from employees, former employees, analysts, regulators, short sellers, or others.

6.
There are no unasserted claims or assessments that legal counsel has advised us are probable of assertion and must be disclosed in accordance with Accounting Standards Codification (ASC) Section 450 (formerly Statement of Financial Accounting Standard No.5, Accounting for Contingencies).

7.	There have been no changes subsequent to April 30, 2010 that would significantly affect management's assertion.

8.	There were no securities of Scout Funds located in the vault of UMB Bank, N.A., as of April 30, 2010.

Warren Green, Treasurer & Chief Financial Officer
Scout Funds

Larry Schmidt, Executive Vice President
UMB Bank, n.a.

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